Exhibit (e)(21)

STOCK OPTION AGREEMENT

Gmarket Inc. (the “Company”) and Paul J. Lee (the “Grantee”) enter into this Agreement for the grant of stock options (the “Stock Option”). This Agreement is made to compensate and motivate the Grantee who will likely contribute to the Company’s management operations.

Article 1. Price and Method of Grant

1	The per share exercise price of the Stock Option (“Exercise Price”) shall be KRW 9,000 Korean Won (subject to adjustment as set forth herein).

2	Upon exercise of the Stock Option, new shares of common stock of the Company shall be issued.

Article 2. Number of Shares Granted

The option to purchase 65,000 (subject to adjustment as set forth herein) shares of common stock of the Company is granted to the Grantee.

Article 3. Vesting and Exercise Period

1	The Stock Options shall vest over four years, to the extent permitted by applicable laws and regulations, as follows: 50% of the Stock Options shall vest on the second anniversary date from the date of the shareholders resolution granting the Stock Options and the remaining 50% shall vest in 24 equal monthly installments thereafter. Fractional shares shall be disregarded. Vested Stock Options may be exercised until the seventh anniversary date from the vesting date for so long as the Grantee’s service to the Company has not been terminated. Upon termination of service to the Company, all vested Stock Options must be exercised within 3 months of such date of termination, and any Stock Option not exercised within such 3 month period shall be cancelled. For the avoidance of doubt, upon termination of the Grantee’s service, all unvested portions of the Stock Option as of the date of such termination shall be immediately cancelled and be null and void.

2	If the Company is subject to a change of control (as determined by the board of directors in good faith), all of the Stock Options shall vest immediately, to the extent permitted by law, provided however, if the Stock Options are not permitted to vest immediately, the board of directors shall, in good faith, determine and confer to the Grantee substantially the equivalent economic benefit that the Grantee would have received if all of the Stock Options had vested immediately upon such change of control.

3	To exercise the Stock Option, the Grantee must be in service by the Company for at least two continuous years from the date of the grant of the Stock Option. In the event of the Grantee’s death, the Grantee’s legal heir will succeed to the rights of the Grantee with respect to the Stock Options and such legal heir must exercise the Stock Options within 2 years from the date of Grantee’s death, after which time the Stock Options shall be cancelled and be null and void.

Article 4. Manner of Exercise

1	The Grantee wishing to exercise the Stock Option shall apply to the Company in writing as required by the Company.

2	The date of application shall be the date when the application is accepted by the Company (“Date of Application”).

3	The application form must specify the date of Stock Option exercise and the number of shares to be subscribed for.

4	The Grantee shall make full payment for the shares within 7 days of the Date of Application. Upon full payment, the Company shall issue the new shares within 14 days of the Date of Application and deliver the new shares to the Grantee.

Article 5. Adjustments

The Exercise Price and number of stocks granted may be adjusted in the event of dilution or excessive distribution through new share issue, bonus issue, stock dividend, issuance of convertible bonds or bonds with warrant, stock split or merger. if adjustment of Exercise Price or the number of shares granted is necessary due to dilution, such adjustment shall be in the manner resolved by the board of directors and in accordance with the formula below, provided, such adjustment must be for the purpose of preventing dilution of share value and in the course of adjustment, an amount less than 1 Korean Won and a share less than 1 share shall be disregarded:

1	New Share Issuance: If new shares are issued at a price lower than the Exercise Price, the Exercise Price shall be adjusted as follows:

Adjusted Exercise Price = (total number of outstanding shares before the share issuance x Exercise Price before adjustment ÷ the number of new shares issued x the issue price per share of the new shares issued) / (total number of outstanding shares before the new share issuance ÷ the number of new shares issued)

2	Bonus Issue:

Adjusted Exercise Price = Exercise Price before adjustment x [{(total number of outstanding shares before the bonus issue + number of shares of bonus issue) x face value per share) / market value] / (total number of outstanding shares immediately before the bonus issue + total number of shares of bonus issue)

Adjusted number of shares granted = [the number of shares initially granted under the Stock Option x {the number of outstanding shares immediately before the bonus issue + the number of shares of bonus issue)] / the number of outstanding shares immediately before the bonus issue

3	Stock Dividend:

Stock dividend shall be regarded as new share issuance at face value and be subject to Paragraph 1 (New Share Issuance).

4	If the amount of pay-out ratio including stock dividend exceeds 50% and the dividend rate exceeds 20%, the Exercise Price is adjusted as follows:

Adjusted Exercise Price = Exercise Price before adjustment x (total equity capital of the Company before dividend distribution — amount in excess of 50% of the pay-out ratio) / total equity capital before dividend distribution.

5	Issuance of Convertible Bonds or Bonds with Warrant: If the conversion price or exercise price for the warrant is lower than the Exercise Price, all such convertible bonds or bonds with warrants shall be deemed to be converted or exercised, and Paragraph 1 (New Share Issuance) shall apply.

6	Stock Split or Merger: In the event of stock split or stock merger of common stocks Adjusted Exercise Price = Exercise Price before the adjustment x the face value per share after the stock split or merger / the face value per share before the split or merger.

Adjusted Number of Shares Granted = the number of shares granted before the adjustment x the face value per share before the stock split or merger / the face value per share after the stock split or merger.

7	Company Merger: In the event of the Company’s merger with another company, the terms of the merger agreement shall govern. if the merger agreement is silent on adjustment and the Stock Option remains valid after the merger, adjustment shall be made according to the merger ratio.

8	If the adjustment pursuant to Paragraphs 1 through 7 results in the Exercise Price being lower than the face value, the Stock Option shall be exercised at face value.

Article 6. Frequency of Exercise

The Stock Option may be exercised all at once or in several installments at the Grantee’s discretion, subject to applicable laws and this Agreement, provided that the Company may, under special circumstances, consult with the Grantee and limit the exercise of Stock Options to 4 times or less per year.

Article 7. Change of Rights

1	Transfer Restriction: The Stock Option may not be transferred to a third party, be provided as collateral, or be the object of attachment. In the event of any of the foregoing, the Stock Option shall be nullified.

2	Revocation of Stock Option: In the following cases, the Company may revoke the Stock Option by a resolution of its board of directors in accordance with the Articles of Incorporation. In such case, the Company shall give the Grantee prompt notice of the revocation.

(i)	The Grantee’s voluntary resignation or retirement within two years from the date of the shareholders resolution granting the Stock Options.

(ii)	Material damage to the Company caused by the Grantee’s intentional misconduct or gross negligence;

(iii)	Inability of the Company to respond to the exercise of Stock Option, due to bankruptcy or dissolution; or

(iv)	Occurrence of other causes for revocation of Stock Option set forth in this Agreement.

Article 8. Legal Compliance

When selling the shares acquired through exercise of the Stock Option, the Grantee shall comply with the relevant laws and regulations.

Article 9. General

Matters not specified in this Agreement shall be determined governed by applicable laws, the Articles of Incorporation and the Stock Option Regulation, to the extent available.

Date:	March 28, 2006

Company

By:	/s/ Y. B. Ku
Name:	Young Bae Ku
Title:	Representative Director and Chief Executive Officer

Grantee

By:	/s/ P.J. Lee
Name:	Paul J. Lee

Country of Citizenship: U.S.A.

Passport Number: 711422231